Exhibit 99.1

Procaps Group Announces the Expansion of its Oncology Portfolio

The Agreement Substantially Increases Procaps’ Participation in the Oncology Market in the LatAm Region

MIAMI, USA – BARRANQUILLA, COL – September 7, 2023 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, announced today that it has entered into an agreement with BDR Pharmaceuticals International Pvt. Limited (“BDR Pharmaceuticals”) for 27 oncology molecules for Latin America, including 20 TKIs (Tirosyne Kinase Inhibitors).

Under the agreement, Procaps is responsible for registration, branding, marketing and commercialization throughout Latin America. Procaps submitted an initial set of 8 molecules to the regulatory authority in Colombia and intends to later expand into other parts of Latin America.

“We are very excited to expand our oncology portfolio in the region and add more partner companies and potentially broaden cancer treatment options with several new molecules to better serve more patients and physicians with this serious and growing disease,” said Ruben Minski, CEO of Procaps Group.

Oncology is one of the most relevant therapeutic areas globally, with a growing trend in Latin America driven by the aging and growth of the population and improvements in cancer survival rates. According to the International Agency for Research on Cancer, by 2040 the number of cancer cases in Central and South America is projected to increase by 91.4% and 76.5%, respectively, mostly due to lifestyle factors, ageing, screening, and infection-related cancers.

The Latin American regions where Procaps operates has an aggregate population of approximately 204 million people, and the incidence of cancer affects around 0.3% of the population, which is equivalent to approximately 500,000 new cases per year.

“These molecules are indicated for different types of cancer such as breast cancer, colon cancer, and chronic myeloid leukemia, among others. Many of these molecules, if approved, will likely be introduced to our region for the first time, which aligns with our mission to continue seeking to provide patients in Latin America with potential alternative and accessible therapies,” added Dr. Camilo Camacho, COO of Procaps Group

About Procaps Group

Procaps (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information as well as the benefits (if any) to be achieved by our agreement with BDR Pharmaceuticals, and there can be no assurance that any regulatory approvals for the molecules underlying the agreement with BDR Pharmaceuticals will be obtained. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.